Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus and Prospectus Supplement of Stryker Corporation for the registration of common stock, preferred stock, debt securities, warrants, subscription rights, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 12, 2009, with respect to the consolidated financial statements and schedule of Stryker Corporation, and the effectiveness of internal control over financial reporting of Stryker Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

Grand Rapids, Michigan

January 12, 2010

/s/ Ernst & Young LLP